Exhibit 99.1

Note that references in this Transcript to the slide presentation refer to AB SKF’s Investor Presentation dated September 5, 2013 and filed as Exhibit 99.2 to SC TO-C with the Securities Exchange Commission on September 5, 2013.

FINAL TRANSCRIPT

Date: 05.09.2013	Time:	Name of Conference: 52573795 NASDAQ OMX EVENTS EMEA (EC PLUS) SKF ACQUISITION OF KAYDON CORPORATION Duration: 58 minutes, 29 seconds

Contents

Corporate Participants	3
Presentation	3
Question and Answer	11

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Corporate Participants

Tom Johnstone

SKF Group – President and CEO

Ingalill Östman

SKF Group – Communication Director

Presentation

Operator

Good morning, ladies and gentlemen. Thank you for waiting, and welcome to the SKF acquisition of Kaydon Corporation. At this time all lines are in a listen-only mode until we conduct a question and answer session, at which point you can press star followed by one on your telephone. I’d like to remind you that today’s conference call is being recorded on Thursday, 5th September, and I’d now like to hand the call over to Ingalill Östman, Communication Director for SKF Group. Please begin your meeting and I’ll be standing by.

Ingalill Östman - SKF Group, Communication Director

Good morning, everyone, that’s sitting here at (unclear). Before we start the conference, I just want to introduce who is represented from SKF here today. It’s Tom Johnstone, President and CEO; Henrik Lange, Executive Vice-President and CFO; Marita Björk, Head of Investor Relations;

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and Rebecca Johnstone, Director, Press Relations. With that, I’d like to hand over to Tom, please.

Tom Johnstone – SKF Group, President and CEO

Thank you so much, Ingalill, and good morning everybody, and welcome to his conference call on what is a very good day for SKF, a very good step forward for SKF in delivering on our strategy and I believe also delivering on our financial targets.

Now, we have put a presentation on the website, and on the link to the conference call, etc, so therefore you will be able to follow slides that I will go through on that as I go through the presentation; give you a few more facts about the company, a few more bits of information of how we see the value that brings to SKF and how we see things going forward, and of course a few comments on the transaction.

So let’s (unclear). I want to go into the slide presentation, and after the Safe Harbour statement there is a slide that says Kaydon is a leading manufacturer of bearings and other custom engineered products. Then I move on to Kaydon key facts, the next slide there. Now Kaydon’s a company that is over 70 years old. It’s a company that has a turnover of… last year of $475 million, headquartered in North America, in Ann Arbour in Michigan, and over 2,100 employees. Its business, Kaydon, really fits very well with the SKF Group. It’s got three areas of business. It’s got Friction Control products, which is 54% of the sales, and I’ll come back in detail to what’s in each of these areas and the end market for sale. But Friction Control products, very bearings-related, 54% of sales; Velocity Control, which is about gas springs, industrial gas springs, industrial shock absorbers, dampeners, which is 23% of the Group; and then Specialty Products, which is primarily rings and seals in filtration, another 23% of the Group there.

If I switch to the next slide, then you see the split of Kaydon’s business. If I take from a geographical viewpoint, 62% of their sales are in North America, 24% in Europe, 12% in Asia, and 2% in other areas of the world. And I think that’s good because it hits two very important points for us: one, it helps improve our position in North America; and secondly, we have the opportunities to take the Kaydon products worldwide using our distribution network, using our sales network. That’s an area the Group’s already started working on, and had invested in resources over the last years to do things, but now we will be able to work on that and accelerate that through our organization.

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From an industry viewpoint, you see automation and robotics is the largest area - 18% of their sales - 13% in power generation, and 13% in aerospace, both… and then 60% military, then heavy equipment in a number of different areas. Again, from an industrial viewpoint, some very close match to what we do in SKF. However, when you look at certain industries, and we’ll talk about that later, they have better a position, [Chatham] Industries, than we have, and that therefore will help us move into other industries, or strengthen our position in other industries, and make us better able to serve our customers in these industries.

Let us look to the next slide which it’s headed Kaydon: Leading market position, strong brand, attractive in Markets there, and let’s go through each there. So Friction Control: what is in Friction Control? Primarily there are, under the Kaydon brand, there are ball bearings, roller bearings, thin-section bearings; there are slewing bearings. Then under the Cooper brand they have split bearings, and then they have also precision balls in that operation under the IPI brand. The majority of the business, of course, is in the bearings area there, the split bearings, the slewing bearings, the thin-section standard bore, and all the bearings there. Major markets for them if I take slewing bearings they work, of course, and with renewable energy, but also into areas, for example, like medical, and into standard bearings there. The split bearings heavy industry, very much industries like steel, like marine, power industry, heavy equipment, industrial equipment as well. And of course, then, the thin-flexible bearings, they go in all sorts of areas like medical, as well as many industrial applications. So a number of applications there again complemented with SKF.

Moving to the next data, the Velocity Control cross, which is an entry under gas springs, industrial gas springs, industrial shock absorbers, and dampening devices. That’s a business that’s grown over the last eight years. It started very much with the Ace business which they acquired some years ago, long time ago, and over the last three years they’ve acquired two other companies, both HAHN two years ago, and Fabreeka last year, which strengthened their assortment there. (Unclear) products are used in material handling, robotics, machine tool, medical, etc. Also it’s interesting to know that that part of the business has a much more European bias than the general business there because also of the acquisitions that they’ve made there. And then the last area Speciality Products, which is in rings and seals, which they have and filtration equipment, major markets aerospace, and areas like locomotive process industries, etc. And it’s split 50:50 between both filtration and rings and seals. And one of the things they’ve been working actively on over the last years is to build an environmental services portfolio in this area building on the filtration knowledge, and again that fits well. I’ll come back to that later.

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Next slide: the global manufacturing footprint. There is some bias of manufacturing in the USA with 13 facilities in the USA. They then have one in the UK, one in Mexico, two operations in China, and two in Germany which came through the acquisitions there. So that will strengthen our manufacturing footprint in North America, and of course then we have the opportunity in the rest of the world to take and develop the business there.

(Unclear). On to the financial track record. I think they’ve got a solid track record. They have been one of the leading performing industrial companies for a long, long period of time now, delivering good solid results over a long period and that’s reflected, by the way, in their share price where you obviously in the stock market value that strong performance that they’ve had there. Sales of (unclear) have been pretty steady the last few years with the changes in the marketplace. EBITDA margin dropped a little bit as they’ve acquired some companies, and also there might have been some changes in the mix in the business, and then they’ve had a strong cash flow generation, a robust cash flow generation in total. I don’t want to get into any more details on the financial results at this point, then, because we must remember we’re still competitors, and the deal is still not closed. But I think these figures, and there’s a lot more information available on their website and on their filings as well. So that’s a little bit about the facts of Kaydon. Let’s move on to why is Kaydon a good fit for SKF? Why is it one of the companies that we’ve looked at for a long time, we’ve long admired them as a company, and we’ve long seen the opportunities that they bring to strengthen our operations? Let’s go through that.

First of all, I think this is a strong addition to the SKF Group. It’s a leader in a number of product categories, split-bearings, thin-section bearings, and of course solid highly-engineered products. They have very well recognized brands in the market. I mean if you go in… For example, the Cooper brand is synonymous with the split-bearings in the marketplace. Also HAHN is very well-recognized, Fabreeka is very well-recognized, Purafil recognized, and this target high value global market segments. This product offering is very complementary with SKF. For example, even when we look at areas like slewing-bearings, we don’t go into the same industries with different assortment there, so it’s very, very complementary to our offering there, and they target a number of segments where we’ve maybe have not quite as strong presence.

Switching to the next slide, we see that bringing that into it, it really supports our objectives to become… our continuous journey to become a knowledge engineering company. As I mentioned earlier, this will expand our manufacturing footprint in North America, and support the [solidarity] we’ve got from North America. As you know, I’ve said for some time that I believe strongly in

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improving industrial environment in the North American market. It’s been a little bit slow in starting during this year, but I believe going forward with the steps it’s taking with more industry in North America, with the opportunities from the energy costs they’re going to bring to them, that we’re going to see a good development from an industrial arena in North America. And this, combined with a number of other steps that we’ve taken over the last years, and you must remember it was only a few years ago we acquired a [Lincoln], we’ve acquired the PF company, and you could see from the second brand, which is Chinese manufacturing but a North American business. We’ve opened solution factories in the North American arena; we’ve invested in our existing operations, etc. I think this helps support very much our emphasis and our strategy for North America.

Secondly, the Pro Portfolio will enable us to serve our customers in a much better way. It will widen the assortment. This fills gaps in our assortment and complements what we’ve got just now. From a service viewpoint and solution viewpoint, the technology they bring in will enable us to develop even more solutions and from a service viewpoint very important. Take, for example, filtration. Filtration’s very important from an environmental viewpoint, but also for the performance of facilities. With our lubrication business, with our services business, filtration is a natural link into it and something we’ve been looking at for some time. So this will strengthen our service offer to the marketplace.

Our distribution network is, in my opinion, the best industrial distribution network in the world. And we will be able to take their products and make them available to our industrial distributors on a global basis; therefore changing the sales footprint of the Kaydon portfolio from where it is today to a more global footprint there. And I think that’s exciting. And as I said earlier, that was a journey that was already started by them, and it’s a journey we can accelerate very much with our operations there. And the people we’ve met, we’ve been very impressed with the management. And I think you see that. And I’ve always said that companies that perform well are managed very well there. So we’ve seen good management, good competent individuals in their organization.

Switching to the next slide and you actually look at the ones which is the five technology platforms that they have, and you see really that the Pro Portfolio that Kaydon bring in actually fits four of our five platforms, and actually you could say five of them because the filtration one runs right between lubrication and services. The seals business that they’ve got and the ring business for aerospace supports our seals area. The various assortments I’ve mentioned already. The gas dampeners, the shock absorbers, actually are already linked to a mechatronics in many of an actuation business, and already today we market some of these products to the marketplace, so this will strengthen our ability to do that there. As I mentioned, there are services that they bring

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with filtration, and with the proper assortment they will help us in total. So, really, they’ve hit the buttons in a number of technology areas. They’ve strengthened our product assortment, strengthened our services business. So with all these positives, I’m sure you’re saying you must have lots of synergies within this, and I think we see synergies, we see it in two areas there.

First of all, sales synergies. We believe as we over the next one or two years ramp up the knowledge of our organization to the Pro Portfolio service portfolio that Kaydon brings, and also put it the other way ramp up the knowledge that Kaydon’s got with industries that we’re less represented in, their people would have contacted there that we would take our products to their organization, their products to our organization, and actually leverage the go-to market in a good way to better serve our customers, give them a better product portfolio there. Our distribution network I’ve already mentioned will be good. So, when we look at that, we say as we go out it’ll take one or two years to get that going, as it always does, because you have to build product knowledge. But going over a five-year period, I expect our sales to increase their product portfolio by 50 million, which is a bit more than 10% increase in their sales just now.

From a cost viewpoint, they make many products that even if they’re not the same as ours, use similar raw materials, components, etc, that we get. So we see cost synergies. Also sourcing. If they’re buying certain components or certain sources cheaper than we are, there’ll be benefits to our organization, and vice versa. So sourcing benefits are very important for us.

We must also realize that there is a cost associated with being a listed company with regulations, etc, and of course as we’re able to move forward and complete that position, then each cost will go away as a part of the SKF Group, and certainly we’ll find ways to integrate the corporate structure within the organizations. We have opportunities and they’ve got very good strong management people, we have opportunities to utilize these and avoid, for example, other steps that we may take to bring in people. So together, I see that being a synergy of around $30 million, and we expect to get that in maximum in three years. And that’s an important step that we’re taking and a high focus for us just now. Let me switch on to there.

So synergies good, good in sales, good opportunities in costs. This just shows the transaction highlights. I won’t go into all the major details, you’ve seen it there. There’s the price that we have agreed is US$35.50 per share, which is just over 20%... 21%, 22% premium on the current market price, and the average price over the last 30 days it’s about 12.7 times the EBITDA, long-term EBITDA there, and it will be accretive to SKF earnings in year one.

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The total cost, total transaction value for us $1.2 billion, which also just taking over their set. And what’s happening now is we’ve all been preparing and putting in place a tender offer to the shareholders of Kaydon that will go out on 16th September, and that tender offer of course is open to customary terms and conditions, regulatory approval, etc. And then upon completion of the tender offer, if we’ve got the majority over to us, we will complete that using the structure of a short-form merger there. That should enable us to close this in Q4. We believe that this price represents very good value for the shareholders of Kaydon. It represents the value where they are just now in the business where the market adds value to the current price. It also recognizes the value they bring in to the SKF Group. But it’s also very good for our shareholders because this, as I say, will be accretive for us from year one, and as we develop and move the synergies, the combination of their technology, their people, their market presence in certain industries with ours will be good for our shareholders and will help very much us deliver on our financial target, and deliver on our objectives and strategies.

Next question: how will we finance the deal? Well, it’s valued as I said at 2.5 billion. We will pay it through cash and existing funds in credit lines. That’s what we’ll do to pay upfront. But going forward, of course, then Henrik and the team will work on long-term debt financing after the closing of the deal there. And last but not least on the financing, I just want to say we put clear criteria, as you know, on acquisitions which should be EPS-accreted in the first year, and should cover the cost of capital within two to three years, including all the PPAs etc that’s in there, unless there’s absolutely some financial criteria. So these are the business criteria and the financial criteria.

Let me close off, then, by summarizing that. Actually Kaydon is a real positive addition to the SKF Group. It strengthens and complements our existing products and service portfolio. We bring into SKF some very good well-recognized leading brand. It gives us complementary geographical coverage, and as I say strengthens our manufacturing base in North America, and it supports our growth strategy for North America. We do see significant synergies, 50 million in sales and 30 million in costs, in a relatively short period of time. Their performance as a company in the margin it operates is around 60%, 70% EBIT margin, if one gets just the EBIT margin; that’s absolutely in line with our targets. As I said earlier, I think it’s a good return for shareholders of both companies. We bring into SKF also a strong management team that’ll further help us develop our business. And I think another thing for both groups of employees, employees of Kaydon and employees of SKF, it gives more development opportunities than this, and mobility opportunities for those who wish to develop themselves going forward.

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So all in all, as I say, I think in summary a good acquisition for SKF. We saw some (unclear) go through. The offer is not closed to tender offerable (unclear) on the 16th, and then we have to go through that offer posted there, but I think it’s absolutely in line with our strategy, in line with our financial target, and supports what we’ve been saying for us to get where we want to get going forward. With that, I think I can close. I hope you were able to follow that going through, but there’s a lot of material on the website, especially on the website for it. But switch back to you for questions, Ingalill.

Ingalill Östman – SKF Group, Communication Director

Thank you, Tom. So before we close the conference, we have some time to take questions. So please go ahead with your questions.

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Questions and Answers

Operator

Thank you, ladies and gentlemen. If you’d like to ask a question at this time, please press star one on your telephone, and to cancel your request you can press the hash or pound key. Once again, that’s star one to register your question, and the hash or pound key to cancel. There will be a short silence while participants register their questions. The first question comes from the line of Erik Golrang. Please go ahead – your line is now open – announcing your company.

Erik Golrang

Thank you. Erik Golrang here with ABG Sundal Collier. A couple of questions, three of them. First of all, on the military exposure, you highlighted that it’s around 6% military exposure in Kaydon’s industry split there, but if you include military aerospace, isn’t it a bit higher? More than 10%? If that’s correct, then how do you look upon acquiring such assets?

Tom Johnstone – SKF Group, President and CEO

Yes. I think if you bring in the military exposure in the aerospace, I think that’ll total around 15% of their business that goes to the military. It goes to a variety of different aerospace, air programmes, engine programmes, etc, and a lot of military equipment there. Remember, 85% of it is non-military as well. So even if there’s 15% military, 85 non-military, in the big picture for SKF it still doesn’t make SKF a very strong military business.

Erik Golrang – ABG Sundal Collier

Okay. The next one, just having a look at this now, it looks like Kaydon’s ‘09 performance was quite strong there on both sales and profitability development. Could you help us understand a bit what’s behind that [tall] cost structure here, what percentage of aftermarket services they did, etc? And then the last question. If I understand correctly, they’ve had some issues with their wind-bearing business and are currently restructuring it. What is it that happened there? Thank you.

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Tom Johnstone – President and CEO

Yes. The wind business, they took a write-down last year in the wind business to write down certain assets in North America due to the reduction in the total wind business in North America. With PTC skill now being re-established in USA, the wind business is developing better as they said in their release. Their restructuring has gone absolutely according to plan in the air programme.

If you look at the business over time, yes; they’ve had a change in mixing the business over the last years. They’ve brought in other businesses which have impacted their margin, but we do see that… and you can see that actually in their results that they seem to have bottomed out and we see positive opportunities going forward for them. I don’t want to dig into too much specific detail in the results right now, because of the fact that they are… as I say, we’re competitors still as well in the market, and we need to close the deal. But actually as I say we’re comfortable in the work that we’ve done, in the actions that they’ve place in place in their business to develop it and move it in the right direction going forward.

Erik Golrang – ABG Sundal

Could you give any indication of the relative share for services?

Tom Johnstone – SKF Group, President and CEO

Yes. The services business at the moment is not huge in that there. I think the services business is an area they’ve been building up, and I talk pure services here. They’ve got a distribution business as well. But the services business is one they’ve been building up. I really see that their environmental services with the filtration, etc, it’s personal that they’ll bring on to your Portfolio. And as I’ve said, filtration is an area we’ve looked at quite a bit of time, both from lubrication and for services to help us from an environmental viewpoint. So that bit went pretty well.

Erik Golrang – ABG Sundal

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Thank you.

Ingalill Östman – SKF Group, Communication Director

Next question, please.

Operator

The next question comes from the lines of Nick Wilson. Please go ahead; your line is now open.

Nick Wilson – Espirito

Hi, good morning. It’s Nick Wilson from Espirito. Tom, I know it’s very early days, but two questions related to the synergies. Number one, just overall confidence obviously in achieving this, and the opportunity may be to achieve them slightly faster than, kind of, three year on cost of five-year sales. And then the second question, in terms of the $30 million cost synergy benefits, can you or are you willing – I know it’s early days – to try and get any kind of split between simple corporate head office savings, etc, versus maybe plant rationalization and some granular detail on that.

Tom Johnstone – SKF Group, President and CEO

How confident am I with the services that they are coping? We’ve spent quite a bit of time looking at the opportunities and especially in the cost area. We can see the areas that we see the overall opportunities there. I don’t want to split down the three elements at this point. But as we go forward perhaps I can give you an indication of that as we close and we do other things. I can give you a little bit more detail on that. Can we do it a little bit quicker? Hopefully. But I think if we’ve got certain things in purchasing, it may require certain approvals and certain changes there that requires customer approval, so making it a little bit… that’s why I look at the three years time frame there. But I’m confident in that, yes.

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When it gets to the sales side, the sale side I must say, as we look at it, as we look at the portfolio there, I think the $50 million is a good figure and is one that we will be able to deliver on: absolutely we’ll be able to deliver on that. I can the opportunities already. It’s an area that we’ve been looking at for some time, these products there: how could we do something there, because we see the (unclear) opportunity globally. As I said also, they see that as well, the opportunity globally, because they’ve been investing in people. So there is a demand, there is a need, and I think we can strengthen the work that they’ve been doing and accelerate the work they’re doing. So, in short, I’m confident that we can deliver in both of these areas, and I’m confident that we can deliver in the time frame. If we can do it faster, I’ll let you know.

Nick Wilson – Espirito

Thank you.

Ingalill Östman – SKF Group, Communication Director

Next question, please.

Operator

Next question comes from the line of Peder Frolen. Please go ahead, announcing your company.

Peder Frolen – Handelsbanken Capital Markets

Yes. Good morning. Handelsbanken Capital Markets. On the… coming back to the bit about the synergies on the sales side, you mentioned, Tom, that this… I mean distribution synergies are, sort of, on the way. From my understanding, I mean they have a perfectly decent distribution network, at least in North America market. Do you have any split on what’s through distribution for Kaydon as a whole, and in that question, then, is this to take the product abroad that that is the most immediate distribution sales synergy? And finally I would say if you look at the… they acquired this Fabreeka not long ago. And it’s a small business, but have you any opinion about the market position, the market share in this, and in that it’s a total industry so to speak?

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Tom Johnstone – SKF Group, President and CEO

So I’m doing the first one. There are two ways the distribution will work. We see… You’re right, the Kaydon bearing business in North America is well recognised, it’s in the distribution etc there. I think there are opportunities to further strengthen, for example, the Cooper business into North America, but also the Kaydon business globally there. And if you also look at the sales that they don’t have a lot of presence… a strong presence in Latin America, with opportunities in [East] Europe, with opportunities in other parts of Asia there. So distribution there will be some of the European into North America due to our position an ability to service distributors there, but a lot of it will be taking their products from North America into the global distribution area. I don’t have a split that we can share. They have not shared that information publicly, and I don’t want to share that information publicly at this stage. When it goes to Fabreeka, yes, I mean Fabreeka… and HAHN, if you look at Fabreeka, HAHN and (unclear) together, are pretty good businesses, very complementary businesses. If HAHN and Fabreeka are recent acquisitions in the last couple of years, again they have not shared that and I don’t want to give out market share information until we complete the business.

Peder Frolen – Handelsbanken Capital Markets

Okay. And maybe Henrik – hi -on the cost synergies, is there anything about your financing and their financing in that, or is it sort of above that in the P&Ls?

Henrik Lange – SKF Group, Executive Vice President and CFO

No. Not there yet. They have financing that we will take over, of course, and there might be an opportunity; but otherwise not.

Peder Frolen – Handelsbanken Capital Markets

But that’s not in the 30?

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Henrik Lange – SKF Group, Executive Vice President and CFO

No.

Peder Frolen – Handelsbanken Capital Markets

Okay. That’s fair. Okay, I’ll get back in line. Thanks.

Henrik Lange – SKF Group, Executive Vice President and CFO

Thanks, Peder.

Ingalill Östman – SKF Group, Communication Director

Thanks. Next please.

Operator

The next question comes from the line of Markus Almerud. Please go ahead, announcing your company.

Tom Johnstone – SKF Group, President and CEO

Markus?

Markus Almerud – Morgan Stanley

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Hello. Can you hear me?

Tom Johnstone – SKF Group, President and CEO

Yes. We can hear you.

Markus Almerud – Morgan Stanley

Hi. Markus Almerud here, Morgan Stanley. First of all, you said that you have followed this for a long time. Just, I guess, what made the deal come together at this point in time? That’s my first question. The second is on the ownership structure. Do you have… got any approvals from any key shareholders already? And then in terms of overlapping product, is it all complementary or do you have any overlapping product? And then just a housekeeping question: will this be part of industrial strategic industries? Thank you.

Tom Johnstone – SKF Group, President and CEO

Yes. Why now? That’s a very good question: why now. It’s a company we’ve followed for a long time. We’ve seen them. I just think the opportunity was right at this moment in time, both in their development of the company and where they see the company going, and where we see relative to a North American business. There’s no specific issue that triggered it. I think just that the cards… and we are saying the cards just fell into place at the right moment in time there.

Key shareholders; they’ve got quite a diverse shareholder base. There’s no big one dominant shareholder within there. I’d say the top 50 shareholders make up something like 70% of the shareholding. So there’s a number of important ones there. And have we had direct contact with them? No: we have not had direct contact with them. We’re very… there’s very clear rules on what you can and cannot do, and we follow them.

In terms of overlaps, that process will work now going forward. In terms of overlaps, there is no significant overlap, so therefore when you go into a thing and there’s an earlier question plant closes etc, we don’t see that, plant closes. In fact, what we actually see is the ability to use their manufacturing footprint in a good way and maybe vice versa for them to use our manufacturing

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footprint. For example, they have a couple of operations in Suzhou in China, but we have today 18 facilities in China. If there’s more we can do utilising our facilities and their technology to bring it into our operation, now that’s something that we’ll explore in more detail. So there’s no major overlap. We both, as I said earlier, make (unclear) with the different sizes or different industries that we target there.

In terms of housekeeping, very good question; I should have mentioned that. We will keep it at this point in time outside of the three business areas from a reporting viewpoint. And the logic behind that is to drive the integration into SKF; the introduction into SKF is to ensure we deliver on these key aspects of cost targets there. But of course they’ll be linked in to SKF, so there’ll be purchasing activities underway jointly between the operations. We will look at how we utilise the sales channels between both organizations there. Is it best to take this through their sales channel or through our sales channel? How do we develop that going forward? And we feel, though, to get our arms round about the company and to really bring it into the company in a good way, we will sit it outside of the three business areas in total, but we will work to drive the synergies in the go to market and the synergies in the purchases specifically there. And then going forward three, four, five years, let’s see how things develop. Let’s get things moving first.

Markus Almerud – Morgan Stanley

Thank you.

Tom Johnstone – SKF Group, President and CEO

You’re welcome, Markus.

Ingalill Östman – SKF Group, Communication Director

Next question, please.

Operator

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The next question comes from the line of James Moore. Please go ahead, announcing your company.

James Moore – Redburn

Yes. Hi, Tom, Henrik, Ingalill. It’s James from Redburn. I’ve got a few questions. I’ve just looked at the Kaydon financials for the last decade, and I see that between 2003 and 08, the EBIT margin averaged 23%, and now we’re at sort of 16, 17. And you mentioned mix. My key question is should we expect margins before synergies to pick back up to historic levels, or should we keep them flat and just add the 30 million of year three synergies to that, or are you getting back to 22, 23? So I’m just wondering whether 22, 23 is the year three thinking, or whether it’s beyond that because there’s some underlying pick-up?

Just a question on wind power. How much of the 13% of PowerGen is wind? Is it all wind, and what proportion is geared versus gearless? I’m just thinking of the structural risk there. Do you have anything on PPA? And just finally, if it’s going into Other Ops with GBC and PEER, can we assume Kaydon will also operate under their own brand in the same way?

Tom Johnstone – SKF Group, President and CEO

First of all (unclear) we’ll keep the brand: we’ll keep the brand there, but we’ll make them very much through SKF. But it will not be like PEER and GBC, because PEER and GBC are second brands for us. They will be brands that will be more like what we also still do with Lincoln where we endorse the brand area, so we use within a strong product brand. If you take, for example, a split bearing, Cooper is a strong product brand there and going forward we will endorse that, Cooper as part of the SKF Group will be there with it, yes.

Going back, yes; on margins. Again, I don’t want to give a margin forecast for the company going forward. We need to complete the closure in that. We’ve looked down the course and we’ve got our views of things going forward, but I don’t want to give of their stand alone business a margin forecast going forward. That’s up to… if their sales management wish to do that at this point. So if you want to put your model in a how they are plus the synergies, I would say there’s that place at this moment in time, and I can tell you you won’t be on the wrong side of the equation with that there.

InterCall Transcription Document	Page 19 of 37	Commercial in Confidence

In terms of wind, let’s say this is primarily in pitch and yaw, so that’s not impacted by gear or gearless in any way, because it’s pitch and yaw. So it’s the bearings on the blades, and on the turret that we’ve turned. Not all of our business, but quite a bit of it is in the pitch and yaw arena there. And that’s what’s good for us because in pitch and yaw, SKF is really not a player in the pitch and yaw business. We have some business, but we’re not a big player. And if you look at bearing potential on a wind turbine, 50% of it, roughly, and I say it depends whether it’s geared or gearless, but you take a broad brush figure, 50% is going to pitch and yaw, 50% in the rest of the bearings there. So that strengthens our ability because there’s a more complete offer for the wind turbine manufacturers there. How much is the power generation? They’ve got power generation in both areas. The majority is always into wind. Anything else? Did I miss something?

James Moore – Redburn

PPA too early?

Tom Johnstone – SKF Group, President and CEO

PPA’s too early, too early. We’ve got some provisional views on that, but you are a little bit too early on that, James.

James Moore – Redburn

Great. Thanks, Tom.

Tom Johnstone – SKF Group, President and CEO

Thank you, James, and good to talk to you.

Ingalill Östman – SKF Group, Communication Director

InterCall Transcription Document	Page 20 of 37	Commercial in Confidence

Thank you. We can take the next question, please.

Operator

Your next question comes from the line of Andre Kukhnin. Please go ahead, announcing your company.

Andre Kukhnin – Credit Suisse

Good morning. It’s Andrew from Credit Suisse. A couple of questions please. Firstly, would you consider disposing any of the businesses that you’re acquiring within Kaydon? And secondly, more broadly, this is clearly another step and sort of a third step in the developing multi brand strategy in bearings and other industrial components. Is there a pipeline that you have built up, and are there any further candidates? And how much further would you be interested in taking this in terms of the number of brands and brand positioning across the different segments of the market, and also in terms of the leverage, or financial leverage of SKF are you prepared to take? And then just very final question, the share price reaction of Kaydon last year in February, am I right to think that was all wind right down to related, and can you just confirm you’re comfortable with that now being kind of resolved and worked through because you’re offering the price that was pre the decline?

Tom Johnstone – SKF Group, President and CEO

Yes. Like you say, wind is we’re thinking what’s that? Absolutely we’ve done a good job in the wind area there. They’ve written down the assets that impacted the results. They’ve sized the company for a different size in the wind business, so I’m comfortable that’s what they’ll do as well.

In terms of disposal, we have no plans to close the turbines; no plans to dispose. In fact, as we look at it, as we can see the opportunities they’re bring in to our platform portfolio and that I showed in the presentation, you can see they fit in to a number of different platforms. So from that viewpoint no plans at all.

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Going on to this multi brand, we must be clear that this is different to PEER and GBC. PEER and GBC operate as a second brand independent of the SKF sales organization, the SKF Group, with no link to SKF in the market. They’re targeting a different performance level in the marketplace.

Kaydon and Kaydon brands that they bring in Kaydon, Cooper, etc. They are brands of the premier area operating in the same arena as the SKF Group, and we will utilize both the sales channels of Kaydon and the sales channels of SKF to go to market. So this is… these are brands because they have a very strong product identity that we will keep them. Where it will go long-term, but we have a strong product area, so it’s different to the PEER or GBC situation in that they will be a serious part of the SKF Group; they will be linked to the SKF brand; they will be in many areas going through the same sales channel that we’ve got. But to your point do we have other things that we’re looking at, we’ve said for some time that we would like to strengthen especially our second brand portfolio PEER and GBC and others, and that is something that is still on our agenda. Clearly we’ve got to absorb this one a little bit. It’s had an impact, of course, on our financials, so we have to absorb this one. But we are still looking to see what is available there in that market, but don’t expect something in the short term.

Andre Kukhnin – Credit Suisse

Got it. Thank you

Tom Johnstone – SKF Group, President and CEO

Thank you.

Ingalill Östman SKF Group, Communication Director

Thank you very much. Next question, please.

Operator

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Your next question comes from the line of Martin Wilkie. Please go ahead, announcing your company.

Martin Wilkie – Credit Suisse

Yes, good morning. It’s Martin from Deutsche Bank. A couple of questions. Firstly, just going back to the write-down of wind: does that now mean that the growth rate of Kaydon should be similar to what you expect for the SKF Group overall? There’s no sort of lingering tough comp or anything like that that we should factor into growth expectations? And secondly, just in terms of Kaydon management, are the entire management team joining SKF, or should we expect any departures as part of the acquisition? Thanks.

Tom Johnston SKF Group, President and CEO

I think you… On the first one there, yes, I think going forward there should be more in… the tough comps are behind going forward; they should be more in line with the market, but in line with their end industry market development, which is a little bit different to our end of industry market development.

Regarding the management, let’s come back to that. We see a strong management within the team. We want to keep and work with the management there. But let’s come back to that specific issue at closing, please.

Martin Wilkie – Credit Suisse

Okay. Thank you very much.

Tom Johnstone – SKF Group, President and CEO

Thanks, Martin. Thank you.

InterCall Transcription Document	Page 23 of 37	Commercial in Confidence

Ingalill Östman – SKF Group, Communication Director

Thanks. Next please.

Operator

Your next question comes from the line of the Joakim Hogland. Please go ahead, announcing your company.

Joakim Hogland – Kepler Cheuvreux

Hi. Thank you. Two questions. The first one is regarding sales synergies. Hopefully I understood correctly to say you will add about 10%, or Kaydon will add 10% to the sales being a part of SKF. Right, yes?

Tom Johnstone – SKF Group, President and CEO

10% to their sales. So 50 million… if sales were 475 before, them coming in, excluding the normal market development – excluding normal market development – an additional 10% will come through sales synergies to our ability to take their products to our market, and vice versa.

Joakim Hogland – Kepler Cheuvreux

I mean that will be about, say, 2, 3% additional growth per year. If you look at their geographical exposure, they aren’t very much exposed to the, sorry, your what you call main market, which is Europe and Asia. Do you think you could be a bit cautious here, or how should we see upon it?

Tom Johnstone – SKF Group, President and CEO

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I think the issue with cost synergy - and I think it’s both ends, Joakim - cost synergies are something under your control. You can drive the cost; you can manage that in a very good way. So that to me you can work with. Sales synergies, you have your ambition to do things, but there’s other things out there which are called competitors and customers that you have to convince, and can beat your competitors and convince your customers and distributors. So therefore we put in a figure that we can deliver on. We are confident in that figure there. Could it be more? Hopefully, yes, and that would make it even better. But I think this is a figure we can deliver on.

Joakim Hogland – Kepler Cheuvreux

Thank you. Secondly, I wonder, you have talked about adding or increasing your footprint in US in terms of production and so on, and now you said that hopefully you can use Kaydon’s facilities to add on your own or your other product lines. Is this the way you will use in the future as well to find bigger footprint through acquisitions, rather than sort of Greenfield capex plans?

Tom Johnstone – SKF Group, President and CEOI

First, that’s a very good question. I’d say, Joakim, that the most Greenfield activities we’ve already done, in the major Greenfield activities. I don’t see us yet doing any other interesting unless we’re doing Greenfield activities. One or two in the next five years, but I think we’ve put the footprint in place there as well. So I don’t see any other big major Greenfield. When you look at this year, this brings a lot of things. It’s not just a footprint. We must realize the products and technologies, the present and the market, the brand names that they have, the team that they have, and the performance that they have. These are a lot of elements we get, and on top of that we get an improved manufacturing footprint, which is good for us there. The improved manufacturing footprint was not the driver. It’s a good benefit we get as a result of what we’ve done here. But that wasn’t the driver to do it. Exactly the products, technology, market presence, brand that we bring in and of course a good financial performance.

Joakim Hogland – Kepler Cheuvreux

Thank you so much.

InterCall Transcription Document	Page 25 of 37	Commercial in Confidence

Tom Johnstone – SKF Group, President and CEO

Thank you, Joakim. Thanks.

Ingalill Östman SKF Group, Communication Director

Thanks. Next question, please.

Operator

Your next question comes from the line of Ben Maslen. Please go ahead, announcing your company.

Ben Maslen – Bank of America

Yes, thank you. Morning. It’s Ben Maslen from Bank of America. Morning Tom; morning Henrik: a couple of questions please. Firstly, just coming back to sales synergies, which often don’t come through in a way they’re predicted, or very difficult to measure. Can you just talk a bit about the success you’ve had on previous deals, you know sort of PEER, Lincoln and General Bearing in capturing these sales synergies because they’re obviously they’re difficult for us to see in the overall growth rate for SKF? And then, secondly, on your… you mentioned very quickly I missed your comments, sorry, the financial criteria M&A just at what point you think you cover the cost of capital on this deal? Because if you use, very quickly, consensus forecasts and add some synergies and PPA, it just seems to take longer than two to three years. And maybe related to that, just what cost of financing are you assuming on the deal? Thank you.

Tom Johnstone – SKF Group, President and CEO

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Okay. It’s the (unclear) is a little bit different vis-à-vis of course PEER and GGC, because they are really very, very stand alone businesses. But they are delivering on their plans. We’re seeing good development and growth in the business, both in PEER and GBC, and good profitability there. And also Lincoln, that’s probably one that’s more relevant within it, because that’s the one we’ve indicated much more within the lubrication. And then I see overall, if I exclude the market development there, the thing that we’ve targeted in for them to grow has come through. If you remember, we didn’t push a hell of a lot of big sales synergies in that operation there, but there was sales synergies there. But it’s one very well, so that’s why I’m pretty confident with the… very confident with the figure of $50 million. I really believe the opportunity is more widened. We’ve had a good opportunity to do that. As you rightly point out, it is not easy to follow, because you have to factor out the market development, and you never know with the end market and all that how to do it. But we will keep it very tight and follow that up going forward.

In terms of acquisitions of PEER, our acquisition criteria are twofold. One is to beat EPS accretive year one, which this will be; and secondly, it is to cover the cost of capital in two and three years. And the calculations we’ve done, I don’t want to go into what we’ve put as financing at this point in time, because… and Leif and Henrik will, my understanding my other things, is it there?

Henrik Lange – Executive Vice President and CFO

Yes. The finance and cash (unclear) are in line now and then they will have loan terms for their financing or closing on the day. And they have also the lead terms of that (unclear).

Ben Maslen – Bank of America

Okay.

Tom Johnstone SKF Group, President and CEO

Okay, Ben?

Ben Maslen – Bank of America

InterCall Transcription Document	Page 27 of 37	Commercial in Confidence

Thanks.

Ingalill Östman – SKF Group, Communication Director

Thanks. Next question please.

Operator

Your next question comes from the line of Mads Rosendal. Please go ahead, announcing your company.

Mads Rosendal – Dankse Bank Markets

Hey, hello. Danske Bank Markets. I just want to ask from this deal your leverage is obviously set to increase, and your negative outlook at S&P. So are you concerned being downgraded to a BBB+ or how do you see that, your credit rating going forward?

Tom Johnstone – SKF Group, President and CEO

I think that’s something that we’ll discuss in detail with the credit rating agencies going forward. I think what’s important is that if you look over with the cash flow that we’ve got and activities we’ve got with the cash flow that they’ve got; yes, we will work off our debt equity ratio, but within a not too long time we will be back in line with the target there. So from our viewpoint I think that we will have discussions with them, and they need to see how they see things going forward and whether keep a negative outlook or they do a slight downgrade. But let’s get back to that as and when they’ve made their decisions what they’re looking at there. From my viewpoint, the strong balance sheet, the strong credit rating is important for us, and we will work actively through cash management, through cash flow, to get back to the message which is line with our target there, so that we can take away that risk.

InterCall Transcription Document	Page 28 of 37	Commercial in Confidence

Mads Rosendal – Danske Bank Markets

Right, thank you very much.

Tom Johnstone – SKF Group, President and CEO

Thanks very much, Mads.

Ingalill Östman – SKF Group, Communication Director

Okay. Next please.

Operator

Your next question comes from the line of Michael Hagmann. Please go ahead, announcing your company.

Michael Hagmann – HSBC

I was just wondering if I remember the business model of Kaydon correctly in the 90s. It was a very bespoke kind of business model with kind of smaller business runs. And if you look at the SG&A cost, it still seems to be a business model which requires quite a lot of SG&A. And so I’m really just wondering how you’re going to square that with the SKF business model. And that actually brings me back to a question earlier and how critical is it to retain the management of Kaydon for the success of the integration?

Tom Johnstone – SKF Group, President and CEO

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Yes. I think Kaydon has got strong management. The business they’re in is a different business: it’s Friction Control areas. When you look at thin-section Cooper, the slewing-bearings, the ball and roller bearings, yes, they have different assortments, but remember within the SKF Group we also have businesses which are smaller ones, smaller assortments, as well as the higher volume business, especially in an industrial arena, especially in an aftermarket business there. And where the cost to serve that market is high, and that’s where economies of scale are very, very important, and we will be able to utilise our organization and the organization to push forward down to it. So from that viewpoint, I don’t see any major issues, and I think actually there’s more opportunities, more upside than downside in that area.

When it comes also to the other product areas, I think our linear and motion mechatronics footprint is very complementary to their footprint as well, so I’m sure we’re going to be able to take down the channels more products and solutions to our customers: we’re going to have a better offer for our customers. But what is critical in that is technical knowledge, technical support, and strong management. And that’s why it is important that we do see the management of Kaydon as being very important, and we want to work with them to stay with that, yes, and I think we provide them better opportunities also for them to develop. So it is important that they… we’re able to retain them and that’s something that’s a clear objective.

Michael Hagmann – HSBC

Thank you.

Ingalill Östman – SKF Group, Communication Director

Okay, may I just remind you that we have about eight, nine minutes left on the conference call, and we’re ready to take the next question now please?

Operator

Thank you. Your next question comes from the line of Sebastien Gruther. Please go ahead, announcing your company.

InterCall Transcription Document	Page 30 of 37	Commercial in Confidence

Sebastian Gruther – Société Générale

Hi, good morning. First question, I am not sure I understood, but on the sales synergies, are you talking about the impact on the operating profit system (unclear), or are we talking about the impact on the top line? And a follow-up would be, out of the 50 million, just to be clear, how much of that is driven by increased [care] on the sales, so we have [care] of distribution? That would be the first question.

Tom Johnstone – SKF Group, President and CEO

Okay. The $50 million is a sales figure. It’s not a profit figure. It’s a sales increase that we get. So that’s relative to the 475 that they’ve got, and that is our ability to take their products through our channels to the market, and vice versa what we can do with their channels. So that 50 million is a sales revenue figure, not a profit figure. Of course the 30 million cost is a profit figure.

Sebastien Gruther – Société Générale

Yes, okay. But I’m struggling a little bit to see how you can create value over two or three years unless there is a strong increase in demand for Kaydon’s market.

Tom Johnstone – SKF Group, President and CEOI

The sales is over five years.

Sebastien Gruther – Société Générale

Yes. But if I add the $30 million on top of the, you know, current operating profit of the Group, plus, you know, some operating average on the $50 million synergies, I’m struggling a little bit to see how you can create value over two or three years and meet your cost of capital.

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Tom Johnstone – SKF Group, President and CEO

Yes, yes. But you’ve got to look at… We can manage that. We’ll come back to that.

Sebastien Gruther – Société Générale

Okay. And just a final question on the product mix. You mentioned that was one of the drivers behind the margin deterioration over the last few years at Kaydon. Can you give us some flavour about which product are we talking about? What are the underperforming or outperforming products within Kaydon?

Tom Johnstone – SKF Group, President and CEO

No, I think I will not go into details on them. They’re a listed company. At the moment we have not completed the acquisition, and I think you should go into what the Kaydon management have said on their results at this point. But I’m confident that the steps that they’ve taken and the level they’re at just now is a platform to build and improve going forward, combined with the additional steps that we will take.

Sebastien Gruther – Société Générale

Okay, understood. Many thanks.

Tom Johnstone – SKF Group, President and CEO

Thank you.

Ingalill Östman – SKF Group, Communication Director

InterCall Transcription Document	Page 32 of 37	Commercial in Confidence

Thank you. Next question, please.

Operator

Your next question comes from the line of Arnaud Brossard. Please go ahead, announcing your company.

Arnaud Brossard – Exane BNP Paribas

Hi, everyone. Thank you. Arnaud Brossard, Exane BNP Paribas. First, Kaydon is more profitable than SKF today. Could you tell us whether you think it could have an effect on your long-term targets… long-term margin targets, for example, for the whole Group, or what effect you believe it could have? Second, again on the military exposure we discussed previously, but it’s 15% of Kaydon’s sales, so that means yes, you still have 85% that are a lot more diversified, but can you tell us about your view on the outlook for the military market, and based on that what’s your view on the multiples you are paying for Kaydon? And finally, you told us you’ve been looking at the company for a long time; was there something that prevented the acquisition in the past?

Tom Johnstone – SKF Group, President and CEO

I mean if you look at it there are many factors that come into acquiring a company. You need two parties to be willing to do that, and it’s just as I said: the cards fell in place just now for it to happen there. That was the major reason just now.

About the military, of course if you look at the steps that the US government has taken, the US government is reducing military spend, but of course there are still spare parts, there is still a replacements business. There are programmes that have been worked on just now. So we have looked at that and reviewed it through the business as part of a review of the business there. And again I’m quite comfortable with the assumptions that were earlier just now. But clearly, as you rightly… as you probably allude to, the US government will be reducing their military spend going forward. But we look at the programmes that are on and the state of business, and I’m comfortable with that. And again, it is 15% of the business. Am I comfortable with the multiples that we’re now paying for the Group? Of course I would not be going forward with the acquisition

InterCall Transcription Document	Page 33 of 37	Commercial in Confidence

if I was not comfortable on the multiples we’re paying there. And the Board, they would not have accepted that if they were not comfortable on the multiples. And also actually the market itself, when you actually look at the share price and share price development over the last year or the last 12 months of the Kaydon Group, if I remember correctly it’s up some 40, 45%, which shows also that the stock market… which is similar, by the way, to many of our peers in North America, I would say. But if you look at it, it shows that the action that they’ve taken to reduce the cost to implement leading their operations, to invest in growth in the business, plus address areas which surely have a tougher different demand environment, is coming through in the business there. Will it change the long-term margin targets? No. No, it will not change the long-term margin targets. It’s part of… If you look at all the elements we put in place to deliver the long-term margin targets, acquisitions is one of the elements that we put in place to enable us to do it. So, no; it doesn’t change.

Arnaud Brossard – Exane BNP Paribas

Thank you very much.

Tom Johnstone – SKF Group, President and CEO

Thank you.

Ingalill Östman – SKF Group, Communication Director

Thank you. Now we have time for one more question. Please go ahead.

Operator

Our final question comes from the line of [El Maazerek]. Please go ahead, announcing your company. Hello, your line is now open.

InterCall Transcription Document	Page 34 of 37	Commercial in Confidence

Ingalill Östman – SKF Group, Communication Director

We can’t hear any question on our side.

Operator

No. I’m going to [check] here from you please.

Ingalill Östman – SKF Group, Communication Director

Otherwise you need to take the next.

Tom Johnstone – SKF Group, President and CEO

Can we take the next question, please?

Operator

The next question comes from the line of Johan Tiffel. Please go ahead, announcing your company.

Johan Tiffel – SEB

Yes. Hi, this is Johan Tiffel from SEB. I have a follow-up question on the shareholder acceptance. I’m not sure I understood your answer, but I’d be interested to know how much shareholder acceptance or an indication how much acceptance you have received at this stage from the current shareholders.

Tom Johnstone – SKF Group, President and CEO

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Oh, we have not discussed with the current shareholders.

Johan Tiffel – SEB

All right. No indication at all, then?

Tom Johnstone – SKF Group, President and CEO

No. We’ve not discussed with the current shareholders, because there are definite rules what you can do, etc. We follow the rules clearly on what we can do. That’s what best. Our discussion has been with Kaydon managers, of course the Kaydon Board, and the Kaydon Board, and if you look at the Kaydon management, they believe that this is real value for the shareholders; otherwise they would not have accepted it.

Johan Tiffel – SEB

Okay, thank you.

Tom Johnstone – SKF Group, President and CEO

Good.

Ingalill Östman – SKF Group, Communication Director

And I think that’s all. So thank you for calling in and participating in the conference.

Tom Johnstone – SKF Group, President and CEO

InterCall Transcription Document	Page 36 of 37	Commercial in Confidence

Thank you so much indeed. Thank you. And you have any further questions you’ve got Marita and Rebecca’s numbers on the press release, so please feel free to call them. Thank you very much. Thank you.

Ingalill Östman – SKF Group, Communication Director

Bye

Tom Johnstone – SKF Group, President and CEO

Bye, bye.

Operator

Ladies and gentlemen, thank you for your participation today. This concludes today’s conference. You may now disconnect your lines. Thank you.

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